BIODEL INC.
100 Saw Mill Road
Danbury, CT 06810
203-796-5000 (Phone)

February 23, 2015

VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Biodel Inc. (the “company”)
Preliminary Proxy Statement on Schedule 14A
Filed on February 13, 2015
File No. 001-33451

Dear Mr. Riedler:

We are in receipt of your letter dated February 23, 2015, which contained comments regarding our Preliminary Proxy Statement filed on February 13, 2015. Listed below is a specific response to your numbered comment.

1.	We note your statement in Proposal 3 that you have no definitive plans to issue securities to raise funds for operations. Please revise your disclosure to also state whether you have any other plans, written or oral, to issue any of the newly authorized shares of common stock for general corporate or any other purposes.

Response: In accordance with the staff’s comment, we will augment and replace the disclosure contained in the following sentence currently in Proposal 3:

In addition, while we currently have no definitive plans to do so, our board of directors may in the future determine that it is appropriate or necessary to raise additional capital to fund our operations through the sale of equity securities, convertible debt securities or other equity linked securities.

with the following sentences which will be included in our definitive proxy statement:

In addition, while we currently have no definitive plans to do so, in light of our financial circumstances our board of directors will likely in the future determine that it is appropriate or necessary to raise additional capital to fund our operations through the sale of equity securities, convertible debt securities or other equity linked securities. Furthermore, we presently have no other plans, written or oral, to issue any of the newly authorized shares of common stock for general corporate or any other purposes.

The company hereby acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding our responses to your comments, please do not hesitate to call our counsel, Michael Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 203-796-5000.

Sincerely,

/s/ Paul S. Bavier
Paul S. Bavier
General Counsel and Secretary

cc:	Errol De Souza (Biodel Inc.)
Michael Grundei (Wiggin and Dana LLP)
Johnny Gharib (Securities and Exchange Commission)
Daniel Greenspan (Securities and Exchange Commission)